CANARY WHARF
GROUP PLC

03 SEP -8 AM 7:21

JRG/AM/2667
28 August 2003


03029880

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

82-4997

PROCESSED
SEP 11 2003
THOMSON
FINANCIAL

SUPPL

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of an announcement relating to statement re press speculation.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

J R Garwood
Group Company Secretary

dlw 9/9

Canary Wharf Group - Statement: press speculation

RNS Number:0038P
Canary Wharf Group PLC
26 August 2003

STATEMENT RE PRESS SPECULATION

Following weekend press speculation, the Board of Canary Wharf Group plc announces that it has not received any proposal from Mr Paul Reichmann or any consortium formed by him. Further, Mr Reichmann has confirmed to the Board that he has not formed any definitive intention to form a consortium to make an offer for the company, although he continues to review his options.

-ENDS-

Enquiries: James Bradley/Fiona Laffan Brunswick 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END

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